AH 3/11/03

SE[redacted]S COMMISSION
549

03012114

OMB Number 3235-0123
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SEC FILE NUMBER
8- 48578

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Finantia USA Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

437 Madison Avenue - 39th floor, NY, NY
(No. and Street)

New York (City) | New York (State) | 10022 (Zip Code)

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael E. Stupay | 212-509-7800 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterHouseCoopers LLP
(Name - if *individual, state last, first, middle name)*

1177 Avenue of the Americas (Address) | New York (city) | New York (State) | 10036 (Zip Code)

RECEIVED
MAR 04 2003

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael E. Stupay, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Finantia USA Ltd., as of December 31 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal
Title

Notary Public

CARL GOODMAN
Notary Public, State of New York
No. 01G09821038
Qualified in Rockland County
Commission Expires March 30, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (1) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Finantia USA Ltd.

Statement of Financial Condition
December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Board of Directors and the Stockholder of
Finantia USA Ltd.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Finantia USA Ltd. (the "Company") at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 19, 2003

Finantia USA Ltd.
Statement of Financial Condition
December 31, 2002

Assets	
Cash and cash equivalents	$ 403,068
Deposit with clearing broker	302,593
Leasehold improvements and equipment (Net of accumulated depreciation and amortization of $90,697)	62,933
Security deposit	131,021
Due from affiliates	10,702
Other assets	12,910
Total assets	$ 923,227
Liabilities and Stockholder's Equity	
Due to affiliate	$ 35,342
Accrued expenses and other liabilities	33,296
Taxes payable	26,916
Total liabilities	95,554
Commitments (Note 4)	
Common stock ($.01 par value; 1,000 shares authorized, 200 issued and outstanding)	2
Additional paid-in capital	399,998
Retained earnings	427,673
Total stockholder's equity	827,673
Total liabilities and stockholder's equity	$ 923,227

The accompanying notes form an integral part of this financial statement.

1. Organization and Business

Finantia USA Ltd. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers, Inc. The Company is a wholly owned subsidiary of Finantia S.G.P.S. (the "Parent"), which is an indirect wholly owned subsidiary of Banco Finantia S.A.

The Company acts as a broker for U.S. institutional customers in the purchase and sale of foreign securities. The Company executes and clears all of these foreign trades through the Parent. These trades are settled on a delivery versus payment basis. The Company's commissions on foreign securities transactions are collected by the Parent and remitted back periodically.

All domestic securities transactions are cleared through a clearing broker on a fully-disclosed basis and, accordingly, the Company does not carry securities accounts for their customers or perform custodian functions relating to the securities.

Pursuant to the terms of the agreement between the Company and its clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2002, the Company has recorded $4,596 with regard to this right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

2. Summary of Significant Accounting Policies

Basis of presentation
This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of this financial statement. Actual results could differ from these estimates.

Cash and cash equivalents
Cash and cash equivalents, aggregating $403,068 at December 31, 2002, consist of cash deposits and an insured money market account. The Company considers all highly-liquid instruments with original maturities of three months or less at the date of purchase to be cash equivalents.

Deposit with clearing broker
At December 31, 2002, cash less clearing fees were held at a clearing broker.

Leasehold improvements and equipment
Equipment is recorded at cost, net of accumulated depreciation, which is provided on a straight-line basis over estimated useful lives of three years. Leasehold improvements are recorded at cost, net of accumulated amortization, which is provided on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the lease.

Fair value of financial instruments
At December 31, 2002, substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value.

Income taxes
The Company accounts for income taxes in accordance with Statement of Financial Standards No. 109, "Accounting for Income Taxes," which requires the recognition of tax benefits and expenses on the temporary differences between the financial reporting and tax basis of its assets and liabilities. As a corporation, the earnings of the firm are subject to applicable U.S. federal, state and local taxes.

3. Regulatory Requirements

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 and has elected to compute its net capital requirements in accordance with the Alternative Net Capital Method. Under this alternative, net capital, as defined, shall not be less than $250,000. At December 31, 2002, the Company had net capital of $610,107 which exceeded the required net capital by $360,107.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs k(2)(i) and k(2)(ii) of that rule.

4. Commitments

The Company leases an office space under a lease agreement. The annual minimum payments under this agreement at December 31, 2002 are:

Year Ending December 31,	Total Commitments
2003	$ 154,471
2004	154,471
2005	142,832
2006	142,832
2007	142,832
	$ 737,438

The lease has provisions for escalation. The Company also has a security deposit of $131,021 relating to the lease.

5. Related Party Transactions

At December 31, 2002, due from affiliates primarily represents commission income receivable on trading activity.

At December 31, 2002, due to affiliate represents amounts charged to the Company for communications expense.

6. Concentration of Credit Risk

All of the Company's cash is held in accounts at a major New York financial institution and therefore, is subject to the credit risk of the financial institution.

The deposit with clearing broker represents cash on deposit with the Company's clearing broker. The Company is subject to credit risk should the clearing broker be unable to repay the deposit; however the Company does not anticipate non-performance by this counterparty.

7. Employee Benefits

Eligible employees of the Company are covered under a defined contribution plan. The Company contributes 8% of each employee's salary to the plan.